SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b- 25

NOTIFICATION OF LATE FILING

Commission File Number ________

(Check one)

[ X ]  Form 10-K and Form 10-KSB    [   ]  Form 11- K

[   ]  Form 20-F    [   ]  Form 10-Q and Form 10- QSB    [  ]  Form N-SAR

For period ended December 31, 2000

[   ]  Transition Report on Form 10- K and Form 10- KSB

[   ]  Transition Report on Form 20- F

[   ]  Transition Report on Form 11- K

[   ]  Transition Report on Form 10- Q and Form 10- QSB

[   ]  Transition Report on Form N- SAR

For the transition period ended _________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item( s) to which the notification relates: ______________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant: Disc Graphics, Inc.

Former name if applicable _____________________________________________________________

Address of principal executive office (Street and number): 10 Gilpin Avenue

City, state and zip code: Hauppauge, New York 11788

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PART II
RULE 12b-25( b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25( b), the following should be completed. (Check box if appropriate.)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b- 25( c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10- K, 10- KSB, 11- K, 20- F, 10- Q, 10- QSB, N- SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Response to Part III of Form 12b-25

      The Form 10-K could not be filed by the Registrant within the prescribed time period without unreasonable effort and expense due to extended negotiations with its major lender concerning the restructuring of the Registrant's credit agreement.

      As of December 31, 2000, the Registrant was in default under certain financial covenants contained in its credit agreement with its major lender. As a result of such default, the lender has the right to accelerate payment of all amounts outstanding under the credit agreement. As of the filing of this Report, the Registrant has not received a notice of acceleration with respect to the amounts outstanding under the credit agreement, although there can be no assurance that the lender will not exercise such right. The Registrant and the lender have held extensive negotiations toward a restructuring of the credit agreement. In connection with such negotiations, the Registrant has been implementing a business plan that involves the restructuring of the Company's operations. Although the Registrant is optimistic that its business plan will be acceptable to the lender and a new credit agreement will be reached within the 15-day extension for filing the Registrant's Form 10-K with the SEC, there can be no assurance that such a result will be achieved.

PART IV
OTHER INFORMATION

     (1)    Name and telephone number of person to contact in regard to this notification.

Margaret Krumholz (Name)	(631) (Area Code)	234-1400 (Telephone Number)

     (2)    Have all other periodic reports required under Section 13 or 15( d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report( s).

[ X  ]  Yes   [  ]   No

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X  ]  Yes    [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Response to Item 3 of Part IV of Form 12b-25

     The Registrant anticipates that it had a net loss for the year ended December 31, 2000 compared to a net income of $2,507,000 for the same period in the prior year. The decrease in net income is due to lower than expected sales volume, coupled with the increased cost structure associated with the expansion of the Registrant's facilities to accommodate new equipment, costs associated with closing one of its facilities and an increase in paper costs. The Registrant is still in the process of assessing the impact on its financial results for the year ended December 31, 2000 of the closing of one of its facilities as referred to above, and, accordingly, a reasonable estimate of the financial results for the year ended December 31, 2000 cannot be made as of the date of the filing of this Form.

Disc Graphics, Inc.

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2001	By: /s/ Margaret Krumholz Margaret Krumholz

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U. S. C. 1001).

GENERAL INSTRUCTIONS

     1.    This form is required by Rule 12b- 25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0- 3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4.    Amendments to the notifications must also be filed on Form 12b- 25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5.    Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S- T or apply for an adjustment in filing date pursuant to Rule 13( b) of Regulation S- T.

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